SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           UBS PW TECHNOLOGY PARTNERS, L.L.C.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UBS PaineWebber Inc.
1285 Avenue of the Americas
New York, New York 10019

Telephone Number (including area code): (212) 713-2000

Name and address of agent for service of process:

Mark D. Goldstein, Esq.
c/o UBS PaineWebber Inc.
1285 Avenue of the Americas
New York, New York 10019

copy to:

Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes   /X/    No   /__/

SIGNATURE

          Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 13th day of September, 2002.

UBS PW TECHNOLOGY PARTNERS, L.L.C. By: PW FUND ADVISOR, L.L.C. MANAGER By: /s/ Michael Mascis Name: Michael Mascis Title: Authorized Person